UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

15026204

SEC Mail Processing Section
APR 20 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 67280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JSL SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 WEST 10TH STREET
(No. and Street)

WEST POINT (City) GEORGIA (State) 31833 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK E. PLAN, PRESIDENT 706-645-8242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WARREN AVERETT, LLC
(Name – *if individual, state last, first, middle name*)

6 CONCOURSE PARKWAY, SUITE 600 ATLANTA, GEORGIA 30328
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [XX] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 4/22

ty 4/22

OATH OR AFFIRMATION

I, FRANK E. PLAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JSL SECURITIES, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Tammy M Lamb
Notary Public Exp. 6/14/15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JSL SECURITIES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

December 31, 2014

with

Report of Independent Registered Public Accounting Firm

JSL SECURITIES, INC.

TABLE OF CONTENTS

December 31, 2014

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
JSL Securities, Inc.

We have audited the accompanying financial statements of JSL Securities, Inc. (a Georgia corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. JSL Securities, Inc.'s management is responsible for these financial statements.

Management's Responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of JSL Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter – Supplementary Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Other Information have been subjected to audit procedures performed in conjunction with the audit of JSL Securities, Inc.'s financial statements. The supplemental information is the responsibility of JSL Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

WARREN AVERETT, LLC
Atlanta, Georgia
February 25, 2015
(except for Note F, as to which the date is April 16, 2015)

JSL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Current Assets		
Cash and Cash Equivalents	$	1,448,020
State Income Tax Receivable		6,905
Prepaid Expense		9,698
TOTAL ASSETS	$	1,464,623

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Due to Parent	$	141,550
Accrued Expenses		53,204
TOTAL CURRENT LIABILITES		194,754
Stockholder's Equity		
Common Stock, $0.01 par value, 1,000 shares authorized, issued and outstanding		10
Paid-in Capital		130,490
Retained Earnings		1,139,369
TOTAL STOCKHOLDER'S EQUITY		1,269,869
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,464,623

See accompanying notes.

JSL SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2014

Commissions Revenue	$	1,688,499
Operating Expenses		
Compensation Expense		1,095,290
Management Fees		120,396
Other		109,815
Total Operating Expenses		1,325,501
Net Income before Income Tax Expense		362,998
Income Tax Expense		139,763
Net Income	$	223,235

See accompanying notes.

JSL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2014

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance at December 31, 2013	$ 10	$ 130,490	$ 916,134	$ 767,147
Net Income	-	-	223,235	223,235
Balance at December 31, 2014	$ 10	$ 130,490	$1,139,369	$1,269,869

See accompanying notes.

JSL SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2014

Cash Flows from Operating Activities		
Net Income	$	223,235
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in prepaid expenses		(7,439)
Increase in income taxes receivable		(6,905)
Decrease in other accruals		(281,098)
Decrease in income taxes payable		(5,000)
Decrease in due to parent		(38,011)
Net Cash Used in Operating Activities		(115,218)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(115,218)
Cash and Cash Equivalents at Beginning of Year		1,563,238
Cash and Cash Equivalents at End of Year	$	1,448,020
Supplemental Cash Flow Disclosures:		
Income taxes paid (Note E)	$	27,666

See accompanying notes.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: JSL Securities, Inc. (the "Company" or "JSL Securities") was incorporated in Georgia on March 6, 2006. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of J. Smith Lanier & Co., ("JSL") a regional insurance broker with offices located in Georgia, Alabama, Florida, Kentucky and Tennessee. The Company started operations on March 1, 2007. The Company engages in limited securities business that does investment company and variable contract business solely on an application basis.

Basis of Accounting: JSL Securities prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition: Commission revenue is predominantly commission income received from other third party broker dealers and insurance carriers that is recognized when the terms of the sale of products and services to customers are substantially complete and collectability of the income is probable.

Cash and Cash Equivalents: For the purpose of reporting cash flows, the Company considers all demand notes and short-term investments with maturities of three months or less to be cash equivalents.

Concentration of Credit Risk: The Company maintains balances with banks in excess of federally insured limits. Management believes the exposure to loss from such balances to be minimal.

Income Taxes: The Company has elected to be taxed under the C Corporation rules of the Internal Revenue Code and accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards (FASB) Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*. The Company has elected to file a consolidated federal income tax return with its parent, JSL.

Management does not believe there are any uncertain tax positions as defined by FASB ASC 740, *Accounting for Income Taxes*. The Company could be subject to income tax examinations for its U.S. Federal tax filings for the current year and previous filings for tax years 2013, 2012 and 2011 which are still open under the statute of limitations.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations: At December 31, 2014, two sources accounted for 92% of commission revenue collected, see note B.

Fair Values of Financial Instruments: Financial instruments are reported at values which the Company believes are not significantly different from fair values. The Company believes no significant credit risk exists with respect to any of its financial instruments.

Subsequent Events: The Company has evaluated events and transactions that occurred between January 1, 2014 and February 25, 2015 which is the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE B—REVENUE SHARE AGREEMENT

The Company has entered into Broker Dealer Services Agreements with four separate third party broker dealer entities. Under the agreements, all customer relationships created are recorded on the books and records of and accounted for solely as an account of the third party broker dealer. Company sales representatives are affiliated with both the third party broker dealer and the Company. The sales representatives have waived their rights to the revenue they generate on behalf of the third party broker dealer and instead direct the third party broker dealer to pay such revenue to the Company. Revenue paid to the Company under the third party broker dealer agreements during 2014 totaled $1,688,499 of which the Company recognized $1,344,370 from Royal Alliance, $208,043 from Financial Service Corporation, $21,141 from Invest, $30,815 from Pro Equities, and $84,130 from all other third party broker dealers.

NOTE C—RELATED PARTY TRANSACTIONS

Effective March 1, 2007, JSL Securities entered into an Expense Sharing Agreement with JSL. JSL Securities agreed to pay JSL for expenses associated with the JSL Securities operations, including rent, office supplies, postage, technology and other non-regulatory expenses. During 2014, JSL Securities reimbursed JSL approximately $120,000 under the Agreement. Additionally, JSL funded payment for federal income taxes of the Company during 2014 which were accounted for through the Due to Parent account.

NOTE D—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 $^{2}/_{3}$% of "aggregate indebtedness," as those terms are defined in the Rule. Reference Schedule I included in Supplemental Information of this report.

NOTE E—INCOME TAXES

The provision for income taxes is as follows:

Current:	
Federal	$ 124,000
State	15,763
	$ 139,763

The Company files its federal income tax return as part of a consolidated group with JSL. The Company and JSL have entered into a consolidated income tax sharing agreement whereby the Company recognizes its income tax liability as if it filed a separate income tax return. The Company files a separate state income tax return.

As of December 31, 2014, the Company has recorded a federal income tax expense of $124,000 and a related intercompany payable as Due to Parent as reimbursement for its share of the consolidated federal income tax liability. For 2014, the Company has also recorded a state income tax expense of $15,763 and has made state estimated income tax payments totaling $27,666.

NOTE F – SUBSEQUENTLY DISCOVERED INFORMATION

In our original report on the financial statements of JSL Securities, Inc. as of December 31, 2014, which was dated February 25, 2015, we expressed an unmodified opinion on such financial statements and on management's Exemption Report claiming exemption from 17 C.F.R. §15c3-3(k) under which JSL Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i). Subsequent to the issuance of our report, FINRA contacted management and notified management that the Company is exempt under 17 C.F.R. §240.15c3-3: (2)(ii) instead of 17 C.F.R. §240.15c3-3: (2)(i), as previously reported. Based on our review of the information discovered subsequent to the issuance of our original report, our original opinion on both the financial statements and the Exemption Report remains unmodified. Our report has been altered to include the correct exemption section as noted above and to dual-date our report release date to incorporate the section change.

SUPPLEMENTARY INFORMATION

JSL SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2014

Computation of Net Capital	
Total stockholder's equity	$ 1,269,869
Deduct non-allowable assets	16,603
Net capital	$ 1,253,266
Computation of Aggregate Indebtedness	
Total aggregate indebtedness	$ 194,754
Computation of Minimum Net Capital Requirement	
Net capital	$ 1,253,266
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness)	12,984
Net capital in excess of requirement	$ 1,240,282
Percentage of aggregate indebtedness to net capital	15.54%

There is no significant difference between net capital as computed by the Company on its corresponding unaudited Form X-17A-5 as of December 31, 2014 as filed on January 21, 2015 and the audited financial statements at December 31, 2014.

JSL SECURITIES, INC.
SCHEDULE II
OTHER INFORMATION
December 31, 2014

The following statements and computations are not applicable at December 31, 2014, and for the year then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of general creditors. The statement of changes in liabilities to claims of general creditors has been omitted since JSL Securities, Inc. had no such liabilities outstanding at the beginning of the year, during the year or at year end.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedule of segregation requirements and funds in segregation pursuant to the Commodity Exchange Act.

The Company qualifies for exemption of b) and c) above under subparagraph (k) (2) (ii) of Rule 15c3-3.

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of and Stockholder of
JSL Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) JSL Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which JSL Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provision") and (2) JSL Securities, Inc. stated that JSL Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. JSL Securities, Inc.'s management is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JSL Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Atlanta, GA
February 25, 2015
(except for Note F, as to which the date is April 16, 2015)

JSL Securities, Inc.
Exemption Report
December 31, 2014

JSL Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulaged by the Securities and Exchange Commission (17 C.F.R. Section 240.17-a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report from C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F. R. Section 240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year without exception.

JSL Securities, Inc.

I, Frank E. Plan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Frank E. Plan
President

Date: 4/13/15

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of JSL Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by JSL Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating JSL Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. JSL Securities, Inc.'s management is responsible for JSL Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries 3450763201, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31,2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and the general ledger, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and the general ledger noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, we noted no overpayment on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

WARREN AVERETT, LLC

Atlanta, Georgia
February 25, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2218*********************MIXED AADC 220
067280 FINRA DEC
JSL SECURITIES INC
PO BOX 70
WEST POINT GA 31833-0070

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
706-645-8242
Frank E. Plan

2. A. General Assessment (item 2e from page 2) $ 4,011

B. Less payment made with SIPC-6 filed (exclude interest) (2,030)
7/1/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1981

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1981

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1981

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JSL Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 16th day of January, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,688,491
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,688,491
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	84,047
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income - Checking Account (Deductions in excess of $100,000 require documentation)	84
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	84,131
2d. SIPC Net Operating Revenues	$ 1,604,360
2e. General Assessment @ .0025	$ 4,011

(to page 1, line 2.A.)